Exhibit 11

                         LCA-VISION, INC.
               Computation of Per Share Earnings (Loss)
                       For the three months ended
                       March 31, 1996 and 1995

                                                       1996            1995

Primary Earnings:

    Net Income (loss)                              $(524,112)       $224,421
    Pro forma income tax expense                                      82,528

    Pro forma net income (loss)                     (524,112)        141,893

Shares:
    Weighted average number of common shares
                                 outstanding      78,471,284       4,000,000

    Additional shares assuming exercise of stock
                                      options            (a)

    Average common shares and equivalents as
                                      adjusted    78,471,284       4,000,000
    Earnings (loss) per share                      $    (0.01)     $    0.06

(a) Net loss per share is based on outstanding common shares. Assuming exercise of options would be anti-dilutive since an increase in the number of shares assumed to be outstanding would reduce the amount of the loss per share.